DeFi Development Corp.

6401 Congress Avenue, Suite 250

Boca Raton, FL 33487

December 16, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	DeFi Development Corp.
Application for Withdrawal of Registration Statement on Form S-1
File No. 333-290297

Dear Ladies and Gentlemen:

DeFi Development Corp., a Delaware corporation (the “Company”), initially filed Registration Statement No. 333-290297 on Form S-1 (together with all exhibits and amendments thereto, the “Registration Statement”) on September 16, 2025, with the Securities and Exchange Commission (the “Commission”) to register shares of the Company’s 10.00% Series C Cumulative Perpetual Preferred Stock in an initial public offering of such series of preferred stock (the “IPO”). The Registration Statement became effective under Section 8(a) of the Securities Act of 1933, as amended (the “Securities Act”) on November 2, 2025. While the Registration Statement became effective, the IPO never occurred.

In accordance with Rule 477 under the Securities Act, the Company hereby respectfully makes this application to withdraw the Registration Statement, effective as of the date hereof or at the earliest practicable date hereafter. No securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

It is our understanding that, consistent with the Commission’s Division of Corporation Finance Securities Act Rules Compliance & Disclosure Interpretations Question 249.01, this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be available for future use to offset future filing fees.

If you have any questions or comments or require further information regarding this application for withdrawal of the Registration Statement, please contact Allison C. Handy at (206) 359-3295.

Very truly yours,

By:	/s/ Fei (John) Han
Fei (John) Han
Chief Financial Officer

cc: Allison C. Handy, Perkins Coie LLP